                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                              --------------------

                         HORIZON GROUP PROPERTIES, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   44041U 10 2
                                 (CUSIP Number)

                               MICHAEL W. RESCHKE
                              77 WEST WACKER DRIVE
                                   SUITE 4200
                                CHICAGO, IL 60601
                                 (312) 917-1500
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With a copy to:
                              WAYNE D. BOBERG, ESQ.
                                WINSTON & STRAWN
                              35 WEST WACKER DRIVE
                                CHICAGO, IL 60601
                                 (312) 558-5600

                                 AUGUST 27, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.    44041U 10 2
-------------------------------------------------------------------------------
  1. NAME OF REPORTING PERSON.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Michael W. Reschke

-------------------------------------------------------------------------------
  2. CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /x/
     OF A GROUP                                (b)  / /
-------------------------------------------------------------------------------
  3. SEC USE ONLY
-------------------------------------------------------------------------------
  4. SOURCE OF FUNDS

                 00

-------------------------------------------------------------------------------
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                             / /
-------------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States of America

-------------------------------------------------------------------------------
  NUMBER OF SHARES             7. SOLE VOTING
 BENEFICIALLY OWNED                 POWER - 8,206
      BY EACH                --------------------------------------------------
    PERSON WITH                8. SHARED VOTING
                                    POWER - 976,324
                             --------------------------------------------------
                               9. SOLE DISPOSITIVE
                                    POWER - 8,206
                             --------------------------------------------------
                              10. SHARED DISPOSITIVE
                                    POWER - 976,324
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Individually beneficially owns 8,206 shares of Common Stock, par value $0.01 per share, of the Issuer ("Common Stock"). May be deemed to share beneficial ownership of: (i) 527,418 shares of Common Stock and 75,620 Common Units of Horizon Group Properties, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock at any time (or, at the Issuer's election, cash of equivalent value), directly owned by Prime Group Limited Partnership, an Illinois limited partnership ("PGLP"); (ii) 277,850 Common Units directly owned by Prime Financing Limited Partnership, an Illinois limited partnership ("PFLP"); (iii) 42,281 Common Units directly owned by Prime Group II, L.P., an Illinois limited partnership ("PG-II"); (iv) 3,081 Common Units directly owned by Prime Group III, L.P., an Illinois limited partnership ("PG-III");
(v) 6,818 Common Units directly owned by Prime Group IV, L.P., an Illinois limited partnership ("PG-IV"); and (vi) 35,050 Common Units directly owned by Prime Group V, L.P., an Illinois limited partnership ("PG-V") by virtue of his position as managing general partner of PGLP and his ability to control PFLP, PG-II, PG-III, PG-IV and PG-V.

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Individually beneficially owns 8,206 shares of Common Stock which constitute approximately 0.3% of the outstanding shares of Common Stock. May be deemed to share beneficial ownership of the approximately: (i) 527,418 shares of Common Stock and 75,620 Common Units directly owned by PGLP, which, assuming exchange of the Common Units, constitute approximately 20.7% of the outstanding shares of Common Stock; (ii) 277,850 Common Units directly owned by PFLP which, assuming exchange of the Common Units, constitute approximately 8.9% of the outstanding shares of Common Stock; (iii) 42,281 Common Units directly owned by PG-II which, assuming exchange of the Common Units, constitute approximately 1.5% of the outstanding shares of Common Stock; (iv) 3,081 Common Units directly owned by PG-III which, assuming exchange of the Common Units, constitute approximately 0.1% of the outstanding shares of Common Stock; (v) 6,818 Common Units directly owned by PG-IV which, assuming exchange of the Common Units, constitute approximately 0.2% of the outstanding shares of Common Stock; and (vi) 35,050 Common Units directly owned by PG-V which, assuming exchange of the Common Units, constitute approximately 1.2% of the outstanding shares of Common Stock, by virtue of his position as managing general partner of PGLP and his ability to control PFLP, PG-II, PG-III, PG-IV and PG-V.

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON - IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.    44041U 10 2
-------------------------------------------------------------------------------
  1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  PGLP, Inc.

-------------------------------------------------------------------------------
  2. CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /x/
     OF A GROUP                                (b)  / /
-------------------------------------------------------------------------------
  3. SEC USE ONLY
-------------------------------------------------------------------------------
  4. SOURCE OF FUNDS

                 Not Applicable

-------------------------------------------------------------------------------
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                             / /
-------------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION

                 Illinois, United States of America

-------------------------------------------------------------------------------
  NUMBER OF SHARES             7. SOLE VOTING
 BENEFICIALLY OWNED                 POWER - 0
      BY EACH                --------------------------------------------------
    PERSON WITH                8. SHARED VOTING
                                    POWER - 87,230
                             --------------------------------------------------
                               9. SOLE DISPOSITIVE
                                    POWER - 0
                             --------------------------------------------------
                              10. SHARED DISPOSITIVE
                                    POWER - 87,230
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  May be deemed to share beneficial ownership of: (i) 42,281 Common Units of Horizon Group Properties, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock, par value $0.01 per share, of the Issuer ("Common Stock") at any time (or, at the Issuer's election, case of equivalent value), owned by Prime Group II, L.P., an Illinois limited partnership ("PG-II"); (ii) 3,081 Common Units owned by Prime Group III, L.P., an Illinois limited partnership ("PG-III");
                  (iii) 6,818 Common Units owned by Prime Group IV, L.P., an Illinois limited partnership ("PG-IV"); and (iv) 35,050 Common Units owned by Prime Group V, L.P., an Illinois limited partnership ("PG-V") by virtue of its position as managing general partner of each of PG-II, PG-III, PG-IV and PG-V.

-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                              / /
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  May be deemed to share beneficial ownership of: (i) 42,281 Common Units owned by PG-II which, assuming exchange of the Common Units, constitute approximately 1.5% of the outstanding shares of Common Stock; (ii) 3,081 Common Units owned by PG-III which, assuming exchange of the Common Units, constitute approximately 0.1% of the outstanding shares of Common Stock; (iii) 6,818 Common Units owned by PG-IV which, assuming exchange of the Common Units, constitute approximately 0.2% of the outstanding shares of Common Stock; and (iv) 35,050 Common Units owned by PG-V which, assuming exchange of the Common Units, constitutes approximately 1.2% of the outstanding shares of Common Stock by virtue of its position as managing general partner of each of PG-II, PG-III, PG-IV and PG-V.

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON - CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.    44041U 10 2
-------------------------------------------------------------------------------
  1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Prime Finance, Inc.

-------------------------------------------------------------------------------
  2. CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /x/
     OF A GROUP                                (b)  / /
-------------------------------------------------------------------------------
  3. SEC USE ONLY
-------------------------------------------------------------------------------
  4. SOURCE OF FUNDS

                 Not Applicable

-------------------------------------------------------------------------------
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                             / /
-------------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION

                 Illinois, United States of America

-------------------------------------------------------------------------------
  NUMBER OF SHARES             7. SOLE VOTING
 BENEFICIALLY OWNED                 POWER - 0
      BY EACH                --------------------------------------------------
    PERSON WITH                8. SHARED VOTING
                                    POWER - 277,850
                             --------------------------------------------------
                               9. SOLE DISPOSITIVE
                                    POWER - 0
                             --------------------------------------------------
                              10. SHARED DISPOSITIVE
                                    POWER - 277,850
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  May be deemed to share beneficial ownership of 277,850 Common Units of Horizon Group Properties, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock, par value $0.01 per share, of the Issuer, at any time (or, at the Issuer's election, cash of equivalent value), directly owned by Prime Financing Limited Partnership by virtue of its position as managing general partner of Prime Financing Limited Partnership.

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                  / /
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  May be deemed to share beneficial ownership of the approximate 8.9% equity interest in the Issuer directly owned by Prime Financing Limited Partnership, assuming exchange of the Common Units, by virtue of its position as managing general partner of Prime Financing Limited Partnership.


--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON - CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.    44041U 10 2
-------------------------------------------------------------------------------
  1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Prime Group Limited Partnership

-------------------------------------------------------------------------------
  2. CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /x/
     OF A GROUP                                (b)  / /
-------------------------------------------------------------------------------
  3. SEC USE ONLY
-------------------------------------------------------------------------------
  4. SOURCE OF FUNDS

                 00 and PF

-------------------------------------------------------------------------------
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                             / /
-------------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION

                 Illinois, United States of America

-------------------------------------------------------------------------------
  NUMBER OF SHARES             7. SOLE VOTING
 BENEFICIALLY OWNED                 POWER - 603,038
      BY EACH                --------------------------------------------------
    PERSON WITH                8. SHARED VOTING
                                    POWER - 0
                             --------------------------------------------------
                               9. SOLE DISPOSITIVE
                                    POWER - 603,038
                             --------------------------------------------------
                              10. SHARED DISPOSITIVE
                                    POWER - 0
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  527,418 shares of Common Stock of the Issuer, $0.01 par value per share ("Common Stock") and 75,620 Common Units of Horizon Group Properties, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock at any time or, at the Issuer's election, cash of equivalent value.

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 20.7% equity interest in the Issuer assuming exchange of the Common Units.

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON - PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.    44041U 10 2
-------------------------------------------------------------------------------
  1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Prime Financing Limited Partnership

-------------------------------------------------------------------------------
  2. CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /x/
     OF A GROUP                                (b)  / /
-------------------------------------------------------------------------------
  3. SEC USE ONLY
-------------------------------------------------------------------------------
  4. SOURCE OF FUNDS

                 00

-------------------------------------------------------------------------------
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                             / /
-------------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION

                 Illinois, United States of America

-------------------------------------------------------------------------------
  NUMBER OF SHARES             7. SOLE VOTING
 BENEFICIALLY OWNED                 POWER - 277,850
      BY EACH                --------------------------------------------------
    PERSON WITH                8. SHARED VOTING
                                    POWER - 0
                             --------------------------------------------------
                               9. SOLE DISPOSITIVE
                                    POWER - 277,850
                             --------------------------------------------------
                              10. SHARED DISPOSITIVE
                                    POWER - 0
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  277,850 Common Units of Horizon Group Properties, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per share ("Common Stock"), at any time or, at the Issuer's election, cash of equivalent value.

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 8.9% equity interest in the Issuer assuming exchange of the Common Units.

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON - PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.    44041U 10 2
-------------------------------------------------------------------------------
  1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Prime Group II, L.P.

-------------------------------------------------------------------------------
  2. CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /x/
     OF A GROUP                                (b)  / /
-------------------------------------------------------------------------------
  3. SEC USE ONLY
-------------------------------------------------------------------------------
  4. SOURCE OF FUNDS

                 00

-------------------------------------------------------------------------------
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                             / /
-------------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION

                 Illinois, United States of America

-------------------------------------------------------------------------------
  NUMBER OF SHARES             7. SOLE VOTING
 BENEFICIALLY OWNED                 POWER - 42,281
     BY EACH                 --------------------------------------------------
   PERSON WITH                 8. SHARED VOTING
                                    POWER - 0
                             --------------------------------------------------
                               9. SOLE DISPOSITIVE
                                    POWER - 42,281
                             --------------------------------------------------
                              10. SHARED DISPOSITIVE
                                    POWER - 0
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  42,281 Common Units of Horizon Group Properties, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per share, at any time or, at the Issuer's election, cash of equivalent value.

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 1.5% equity interest in the Issuer assuming exchange of the Common Units.

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON - PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.    44041U 10 2
-------------------------------------------------------------------------------
  1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Prime Group III, L.P.

-------------------------------------------------------------------------------
  2. CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /x/
     OF A GROUP                                (b)  / /
-------------------------------------------------------------------------------
  3. SEC USE ONLY
-------------------------------------------------------------------------------
  4. SOURCE OF FUNDS

                 00

-------------------------------------------------------------------------------
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                             / /
-------------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION

                 Illinois, United States of America

-------------------------------------------------------------------------------
  NUMBER OF SHARES             7. SOLE VOTING
 BENEFICIALLY OWNED                 POWER - 3,081
      BY EACH                --------------------------------------------------
    PERSON WITH                8. SHARED VOTING
                                    POWER - 0
                             --------------------------------------------------
                               9. SOLE DISPOSITIVE
                                    POWER - 3,081
                             --------------------------------------------------
                              10. SHARED DISPOSITIVE
                                    POWER - 0
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,081 Common Units of Horizon Group Properties, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per share, at any time or, at the Issuer's election, cash of equivalent value.

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 0.1% equity interest in the Issuer assuming exchange of the Common Units.
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON - PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.    44041U 10 2
-------------------------------------------------------------------------------
  1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Prime Group IV, L.P.

-------------------------------------------------------------------------------
  2. CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /x/
     OF A GROUP                                (b)  / /
-------------------------------------------------------------------------------
  3. SEC USE ONLY
-------------------------------------------------------------------------------
  4. SOURCE OF FUNDS

                 00

-------------------------------------------------------------------------------
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                             / /
-------------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION

                 Illinois, United States of America

-------------------------------------------------------------------------------
  NUMBER OF SHARES             7. SOLE VOTING
 BENEFICIALLY OWNED                 POWER - 6,818
      BY EACH                --------------------------------------------------
    PERSON WITH                8. SHARED VOTING
                                    POWER - 0
                             --------------------------------------------------
                               9. SOLE DISPOSITIVE
                                    POWER - 6,818
                             --------------------------------------------------
                              10. SHARED DISPOSITIVE
                                    POWER - 0
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,818 Common Units of Horizon Group Properties, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per share, at any time or, at the Issuer's election, cash of equivalent value.

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 0.2% equity interest in the Issuer assuming exchange of the Common Units.

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON - PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.    44041U 10 2
-------------------------------------------------------------------------------
  1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Prime Group V, L.P.

-------------------------------------------------------------------------------
  2. CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /x/
     OF A GROUP                                (b)  / /
-------------------------------------------------------------------------------
  3. SEC USE ONLY
-------------------------------------------------------------------------------
  4. SOURCE OF FUNDS

                 00

-------------------------------------------------------------------------------
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                             / /
-------------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION

                 Illinois, United States of America

-------------------------------------------------------------------------------
  NUMBER OF SHARES             7. SOLE VOTING
 BENEFICIALLY OWNED                 POWER - 35,050
      BY EACH                --------------------------------------------------
    PERSON WITH                8. SHARED VOTING
                                    POWER - 0
                             --------------------------------------------------
                               9. SOLE DISPOSITIVE
                                    POWER - 35,050
                             --------------------------------------------------
                              10. SHARED DISPOSITIVE
                                    POWER - 0
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  35,050 Common Units of Horizon Group Properties, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per share, at any time or, at the Issuer's election, cash of equivalent value.

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 1.2% equity interest in the Issuer assuming exchange of the Common Units.

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON - PN
--------------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER.

                  This Amendment No. 4 to Schedule 13D relates to shares of Common Stock, par value $0.01 per share ("Common Stock"), of Horizon Group Properties, Inc., a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 77 W. Wacker Drive, Suite 4200, Chicago, Illinois 60601.

                  This Amendment No. 4 to Schedule 13D is filed by each of Michael W. Reschke, an individual and a citizen of the United States of America ("Reschke"); PGLP, Inc., an Illinois corporation ("PGLPI"); Prime Finance, Inc., an Illinois corporation ("Prime Finance"); Prime Group Limited Partnership, an Illinois limited partnership ("PGLP"); Prime Financing Limited Partnership, an Illinois limited partnership ("PFLP"); Prime Group II, L.P., an Illinois limited partnership ("PG-II"); Prime Group III, L.P., an Illinois limited partnership ("PG-III"); Prime Group IV, L.P., an Illinois limited partnership ("PG-IV"); and Prime Group V, L.P., an Illinois limited partnership ("PG-V"). Except as set forth below, there are no changes to the information set forth in Amendment No. 2 to Schedule 13D.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is supplemented in the following manner:

         PGLP purchased the following number of shares of Common Stock in the open market at the prices and on the dates indicated: (i) 100 shares at an average price of $3.13 per share on August 27, 1999; (ii) 200 shares at an average price of $3.00 per share on August 30, 1999; (iii) 100 shares at an average price of $3.13 on August 31, 1999; (iv) 500 shares at an average price of $2.91 on September 2, 1999; (v) 1,000 shares at an average price of $3.13 per share on September 3, 1999; (vi) 100 shares at an average price of $3.00 per share on September 16, 1999; (vii) 500 shares at an average price of $3.00 on September 20, 1999; (viii) 500 shares at an average price of $3.00 on September 21, 1999; and (ix) 600 shares at an average price of $3.00 on September 23, 1999.

ITEM 4.           PURPOSE OF TRANSACTION.

         Item 4 is supplemented in the following manner:

         PGLP purchased the above-referenced shares of Common Stock and Common Units owned by it for investment purposes.

         None of Reschke, PGLPI, Prime Finance, PGLP, PFLP, PG-II, PG-III, PG-IV, or PG-V has any current plans or proposals which relate to or would result in the types of transactions set forth in paragraphs (a) through (j) of the instructions for this Item 4.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Reschke beneficially owns 8,206 shares of Common Stock, which number of shares constitute approximately 0.3% of the total outstanding shares of Common Stock. PGLP beneficially owns 527,418 shares of Common Stock and 75,620 Common Units which, assuming exchange of the Common Units, constitute approximately 20.7% of the outstanding shares of Common Stock. PFLP beneficially owns 277,850 Common Units which, assuming exchange of the Common Units, constitute approximately 8.9% of the outstanding shares of

Common Stock. PG-II beneficially owns 42,281 Common Units which, assuming exchange of the Common Units, constitute approximately 1.5% of the outstanding shares of Common Stock. PG-III beneficially owns 3,081 Common Units which, assuming exchange of the Common Units, constitute approximately 0.1% of the outstanding shares of Common Stock. PG-IV beneficially owns 6,818 Common Units which, assuming exchange of the Common Units, constitute approximately 0.2% of the outstanding shares of Common Stock. PG-V beneficially owns 35,050 Common Units which, assuming exchange of the Common Units, constitute approximately 1.2% of the outstanding shares of Common Stock.

                  By virtue of his position as managing general partner of PGLP and his ability to control PFLP, PG-II, PG-III, PG-IV and PG-V, Reschke may be deemed to share beneficial ownership of the 527,418 shares of Common Stock directly owned by PGLP and the 75,620, 277,850, 42,281, 3,081, 6,818, and 35,050 Common Units owned by PGLP, PFLP, PG-II, PG-III, PG-IV, and PG-V, respectively. PGLPI may be deemed to share beneficial ownership of the 42,281, 3,081, 6,818 and 35,050 Common Units directly owned by PG-II, PG-III, PG-IV and PG-V, respectively, because PGLPI is the managing general partner of each of PG-II, PG-III, PG-IV and PG-V. Prime Finance may be deemed to share beneficial ownership of the 277,850 Common Units directly owned by PFLP because Prime Finance is the managing general partner of PFLP.

                  (b) Reschke has the sole power to direct the vote and disposition of the 8,206 shares of Common Stock directly owned by Reschke. PGLP has the sole power to direct the vote and disposition of the 527,418 shares of Common Stock and 75,620 Common Units directly owned by PGLP. PFLP has the sole power to direct the vote and disposition of the 277,850 Common Units directly owned by PFLP. Each of PG-II, PG-III, PG-IV and PG-V has the sole power to direct the vote and disposition of the 42,281, 3,081, 6,818 and 35,050 Common Units directly owned by PG-II, PG-III, PG-IV and PG-V, respectively.

                  By virtue of his position as managing general partner of PGLP and his ability to control PFLP, PG-II, PG-III, PG-IV and PG-V, Reschke may be deemed to share the power to direct the vote and disposition of the 527,418 shares of Common Stock directly owned by PGLP and the 75,620, 277,850, 42,281, 3,081, 6,818, and 35,050 Common Units owned by PGLP, PFLP,
PG-II, PG-III, PG-IV, and PG-V, respectively. PGLPI may be deemed to share the power to direct the vote and disposition of the 42,281, 3,081, 6,818 and 35,050 Common Units directly owned by PG-II, PG-III, PG-IV and PG-V, respectively, because PGLPI is the managing general partner of each of PG-II, PG-III, PG-IV and PG-V. Prime Finance may be deemed to share the power to direct the vote and disposition of the 277,850 Common Units directly owned by PFLP because Prime Finance is the managing general partner of PFLP.

                  (c)      Not applicable.

                  (d)      Not applicable.

                  (e)      Not applicable.

                                    SIGNATURE


        After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.


                                            /s/ Michael W. Reschke
                                            ----------------------------------
                                            Michael W. Reschke


                                            Dated:  October 8, 1999

                                    SIGNATURE


        After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.

                                            PGLP, INC.


                                            By:    /s/ Michael W. Reschke
                                                   ----------------------------
                                            Name:  Michael W. Reschke
                                            Title: President


                                            Dated: October 8, 1999

                                    SIGNATURE


        After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.

                                            PRIME FINANCE, INC.


                                            By:    /s/ Michael W. Reschke
                                                   ----------------------------
                                            Name:  Michael W. Reschke
                                            Title: President


                                            Dated: October 8, 1999

                                    SIGNATURE


        After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.

                                            PRIME GROUP LIMITED PARTNERSHIP



                                            By:    /s/ Michael W. Reschke
                                                   ----------------------------
                                            Name:  Michael W. Reschke
                                            Title: Managing General Partner


                                            Dated: October 8, 1999

                                    SIGNATURE


        After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.

                                   PRIME FINANCING LIMITED PARTNERSHIP

                                   By: Prime Finance, Inc., its managing
                                   general partner


                                   By:    /s/ Michael W. Reschke
                                          -----------------------------
                                   Name:  Michael W. Reschke
                                   Title: President


                                   Dated: October 8, 1999

                                    SIGNATURE


        After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.

                                            PRIME GROUP II, L.P.

                                            By:  PGLP, Inc., its managing
                                            general partner


                                            By:    /s/ Michael W. Reschke
                                                   ----------------------------
                                            Name:  Michael W. Reschke
                                            Title: President


                                            Dated: October 8, 1999

                                    SIGNATURE


        After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.

                                            PRIME GROUP III, L.P.

                                            By:  PGLP, Inc., its managing
                                            general partner


                                            By:    /s/ Michael W. Reschke
                                                   ----------------------------
                                            Name:  Michael W. Reschke
                                            Title: President


                                            Dated: October 8, 1999

                                    SIGNATURE

        After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.

                                            PRIME GROUP IV, L.P.

                                            By:  PGLP, Inc., its managing
                                            general partner


                                            By:    /s/ Michael W. Reschke
                                                   ----------------------------
                                            Name:  Michael W. Reschke
                                            Title: President


                                            Dated: October 8, 1999

                                    SIGNATURE


        After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.

                                            PRIME GROUP V, L.P.

                                            By:  PGLP, Inc., its managing
                                            general partner


                                            By:    /s/ Michael W. Reschke
                                                   ----------------------------
                                            Name:  Michael W. Reschke
                                            Title: President


                                            Dated: October 8, 1999

                                  EXHIBIT INDEX

Exhibit Number                    Description
--------------                    -----------




See Amendments 1, 2 and 3 to filing persons' Schedule 13D.